Exhibit 3.6

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RXi PHARMACEUTICALS CORPORATION

RXi Pharmaceuticals Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:	That the board of directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Amendment”) to reduce the authorized shares of the Corporation’s common stock, par value $.0001 per share, to 100,000,000 shares.

SECOND:	That this Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD:	That upon the effectiveness of this Amendment, the Certificate of Incorporation is hereby amended such that Subsection (a) of ARTICLE IV of the Certificate of Incorporation is amended and restated in its entirety to read as set forth below, with no changes to be made to the subsequent sections of ARTICLE IV:

(a)	Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”) and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by Geert Cauwenbergh, its Chief Executive Officer, this 10th day of July, 2014.

RXi PHARMACEUTICALS CORPORATION

By:	/s/ Geert Cauwenbergh
Name:	Geert Cauwenbergh, Dr. Med. Sc.
Title:	Chief Executive Officer